# Kenyatta Computer Services LLC

## Balance Sheet

### As of December 31, 2019

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| BASIC BUSINESS CHECKING (7176) | 8,235.68 |
| **Total Bank Accounts** | **$8,235.68** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets | |
| Undeposited Funds | -12,134.00 |
| **Total Other Current Assets** | **$ -12,134.00** |
| **Total Current Assets** | **$ -3,898.32** |
| **TOTAL ASSETS** | **$ -3,898.32** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| **Total Liabilities** | |
| Equity | |
| Opening Balance Equity | 1,544.73 |
| Owner's Pay & Personal Expenses | -411.85 |
| Retained Earnings | 0.00 |
| Net Income | -5,031.20 |
| **Total Equity** | **$ -3,898.32** |
| **TOTAL LIABILITIES AND EQUITY** | **$ -3,898.32** |